UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No. 2)


                           iSoftStone Holdings Limited
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                                (Name of Issuer)


              American Depositary Shares, par value $0.0001 per share
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                         (Title of Class of Securities)


                                   46489B108
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                                 (CUSIP Number)

                                  Tim O'Brien
                     c/o Pine River Capital Management L.P.
                               601 Carlson Parkway
                                    Suite 330
                              Minnetonka, MN 55305
			       p. (612) 238-3300
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 August 5, 2014
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 46489B108
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Pine River Capital Management L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,321,800

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     4,321,800

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,321,800

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.4%


14.  TYPE OF REPORTING PERSON

     IA, PN

CUSIP No. 46489B108
           --------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Brian Taylor

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,321,800

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     4,321,800

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,321,800

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.4%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No. 46489B108
          ---------

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Item 1.  Security and Issuer.

     The name of the issuer is iSoftStone Holdings Limited, a Cayman Islands corporation (the 'Issuer'). The address of the Issuer's principal executive offices is Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, The People's Republic of China.

     This schedule relates to the Issuer's American Depositary Shares, par value $0.0001 per share ('Shares').

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Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed by Pine River Capital Management L.P., a Delaware limited partnership (the 'Investment Manager') and Brian Taylor, the managing member of Pine River Capital Management LLC, the general partner of the Investment Manager (the 'Managing Member')
(each a 'Reporting  Person' and collectively the 'Reporting  Persons').

     The principal business address of the Investment Manager and the Managing Member is located at 601 Carlson Parkway, Suite 330,
Minnetonka,  MN 55305, United States of America.

     (d) Brian Taylor has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, Pine River Capital Management L.P. was deemed the beneficial owner of 4,321,800 shares of the Issuer's Shares.

     As of the date hereof, Brian Taylor was deemed the beneficial owner of 4,321,800 shares of the Issuer's Shares.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

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Item 4. Purpose of Transaction.

     The Reporting Persons acquired the Shares for investment purposes and in the ordinary course of business, pursuant to investment strategies, including merger arbitrage and event driven strategies, because the Reporting Persons believed that the Shares, when purchased, represented an attractive investment opportunity.

     On April 18, 2014, iSoftStone Holdings Limited (the "Company") announced that it had entered into a definitive Agreement and Plan of Merger with New iSoftStone Holdings Limited ("Parent") and New iSoftStone Acquisition Limited ("Merger Sub"), pursuant to which Parent will acquire the Company for US$0.57 per ordinary share of the Company (a "Share") or US$5.70 per American depositary share, each representing ten Shares (an "ADS").

     The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions:
(i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) sell all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them. Also, consistent with their investment intent, the Reporting Persons may engage in communications with, among others, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including its operations, governance and control.

     Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of
Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

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Item 5.  Interest in Securities of the Issuer.

     (a, b) As of the date hereof, Pine River Capital Management L.P. was deemed to be the beneficial owner of 4,321,800 Shares, or 7.4% of the Shares of the Issuer, based upon the 58,473,563 Shares issued and outstanding as of July 28, 2014, according to the proxy statement filed on that day.

     Pine River Capital Management L.P. had the sole power to vote or direct the vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of the 4,321,800 Shares; had the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of the 4,321,800 Shares to which this filing relates.

     Pine River Capital Management L.P. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of the date hereof, Brian Taylor was deemed to be the beneficial owner of 4,321,800 Shares, or 7.4% of the Shares of the Issuer, based upon the 58,473,563 Shares issued and outstanding as of July 28, 2014, according to the proxy statement filed on that day.

     Brian Taylor had the sole power to vote or direct the vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of the 4,321,800 Shares; had the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of the 4,321,800 Shares to which this filing relates.

     Brian Taylor specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     The Shares were acquired for investment purposes. The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case purchased in a private transaction with the Issuer, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, the Reporting Persons may engage in any or all of the items discussed in Item 4 above.

     (c) See Exhibit B for schedule of transactions.

     (d) Inapplicable

     (e) Inapplicable

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7.  Material to be Filed as Exhibits.

     Exhibit A:  Joint Filing Agreement
     Exhibit B:  Schedule of Transactions in the Shares of the Issuer

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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             August 6, 2014
                                  ----------------------------------------
                                                 (Date)


                                 Pine River Capital Management L.P.

                                 By: Pine River Capital Management LLC,
                                     General Partner

                                 By: /s/ Brian Taylor
                                 -----------------------------------------------
                                 Name: Brian Taylor
                                 Title: Managing Member of the General Partner

                                 /s/ Brian Taylor
                                 -----------------------------------------------
                                 Brian Taylor

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D, dated August 6, 2014 relating to the American Depositary Shares, $0.0001 par value of iSoftStone Holdings Limited shall be filed on behalf of the undersigned.


                                 Pine River Capital Management L.P.

                                 By: Pine River Capital Management LLC,
                                     General Partner

                                 By: /s/ Brian Taylor
                                 -----------------------------------------------
                                 Name: Brian Taylor
                                 Title: Managing Member of the General Partner


                                 /s/ Brian Taylor
                                 -----------------------------------------------
                                 Brian Taylor

                             Exhibit B


              TRANSACTIONS IN THE SHARES OF THE ISSUER
                       SINCE ORIGINAL FILING

The following table sets forth all transactions in the Shares effected by any of the Reporting Persons since the first amended filing.

Trans
Type	Quantity	Price	Trade Date	Settlement Date

Buy	7894		5.5055	17-Jul-14	22-Jul-14
Buy	7894		5.5055	17-Jul-14	22-Jul-14
Buy	20523		5.5055	17-Jul-14	22-Jul-14
Buy	44204		5.5055	17-Jul-14	22-Jul-14
Buy	9804		5.5117	17-Jul-14	22-Jul-14
Buy	9804		5.5117	17-Jul-14	22-Jul-14
Buy	25490		5.5117	17-Jul-14	22-Jul-14
Buy	54902		5.5117	17-Jul-14	22-Jul-14
Buy	14706		5.5055	18-Jul-14	23-Jul-14
Buy	14706		5.5055	18-Jul-14	23-Jul-14
Buy	38236		5.5055	18-Jul-14	23-Jul-14
Buy	82352		5.5055	18-Jul-14	23-Jul-14
Buy	1910		5.5069	18-Jul-14	23-Jul-14
Buy	1910		5.5069	18-Jul-14	23-Jul-14
Buy	10698		5.5069	18-Jul-14	23-Jul-14
Buy	4967		5.5069	18-Jul-14	23-Jul-14
Buy	20		5.5055	21-Jul-14	24-Jul-14
Buy	20		5.5055	21-Jul-14	24-Jul-14
Buy	51		5.5055	21-Jul-14	24-Jul-14
Buy	109		5.5055	21-Jul-14	24-Jul-14
Buy	2294		5.5155	21-Jul-14	24-Jul-14
Buy	2294		5.5155	21-Jul-14	24-Jul-14
Buy	12847		5.5155	21-Jul-14	24-Jul-14
Buy	5965		5.5155	21-Jul-14	24-Jul-14
Buy	20		5.5555	24-Jul-14	29-Jul-14
Buy	20		5.5555	24-Jul-14	29-Jul-14
Buy	51		5.5555	24-Jul-14	29-Jul-14
Buy	109		5.5556	24-Jul-14	29-Jul-14
Buy	427		5.5506	25-Jul-14	30-Jul-14
Buy	427		5.5506	25-Jul-14	30-Jul-14
Buy	1111		5.5505	25-Jul-14	30-Jul-14
Buy	2395		5.5505	25-Jul-14	30-Jul-14
Buy	10		5.546	28-Jul-14	31-Jul-14
Buy	25		5.5456	28-Jul-14	31-Jul-14
Buy	10		5.546	28-Jul-14	31-Jul-14
Buy	55		5.5453	28-Jul-14	31-Jul-14
Buy	73		5.5756	29-Jul-14	01-Aug-14
Buy	73		5.5756	29-Jul-14	01-Aug-14
Buy	189		5.5756	29-Jul-14	01-Aug-14
Buy	405		5.5756	29-Jul-14	01-Aug-14
Buy	7176		5.571	30-Jul-14	04-Aug-14
Buy	7176		5.571	30-Jul-14	04-Aug-14
Buy	18659		5.571	30-Jul-14	04-Aug-14
Buy	40189		5.571	30-Jul-14	04-Aug-14
Buy	59		5.5656	30-Jul-14	04-Aug-14
Buy	59		5.5656	30-Jul-14	04-Aug-14
Buy	153		5.5656	30-Jul-14	04-Aug-14
Buy	2058		5.58	30-Jul-14	04-Aug-14
Buy	329		5.5656	30-Jul-14	04-Aug-14
Buy	2058		5.58	30-Jul-14	04-Aug-14
Buy	11531		5.58	30-Jul-14	04-Aug-14
Buy	5353		5.58	30-Jul-14	04-Aug-14
Buy	5441		5.5717	31-Jul-14	05-Aug-14
Buy	5441		5.5717	31-Jul-14	05-Aug-14
Buy	14147		5.5717	31-Jul-14	05-Aug-14
Buy	2569		5.5806	31-Jul-14	05-Aug-14
Buy	30471		5.5717	31-Jul-14	05-Aug-14
Buy	2569		5.5806	31-Jul-14	05-Aug-14
Buy	6678		5.5806	31-Jul-14	05-Aug-14
Buy	14384		5.5806	31-Jul-14	05-Aug-14
Buy	88		5.5756	01-Aug-14	06-Aug-14
Buy	88		5.5756	01-Aug-14	06-Aug-14
Buy	229		5.5756	01-Aug-14	06-Aug-14
Buy	495		5.5756	01-Aug-14	06-Aug-14
Buy	1422		5.5843	01-Aug-14	06-Aug-14
Buy	1422		5.5843	01-Aug-14	06-Aug-14
Buy	7960		5.5843	01-Aug-14	06-Aug-14
Buy	3696		5.5843	01-Aug-14	06-Aug-14
Buy	304		5.5756	04-Aug-14	07-Aug-14
Buy	304		5.5756	04-Aug-14	07-Aug-14
Buy	790		5.5756	04-Aug-14	07-Aug-14
Buy	1702		5.5756	04-Aug-14	07-Aug-14
Buy	39		5.5656	04-Aug-14	07-Aug-14
Buy	39		5.5656	04-Aug-14	07-Aug-14
Buy	102		5.5656	04-Aug-14	07-Aug-14
Buy	220		5.5655	04-Aug-14	07-Aug-14
Buy	2689		5.5832	04-Aug-14	07-Aug-14
Buy	2689		5.5832	04-Aug-14	07-Aug-14
Buy	6992		5.5832	04-Aug-14	07-Aug-14
Buy	15058		5.5832	04-Aug-14	07-Aug-14
Buy	78		5.5755	05-Aug-14	08-Aug-14
Buy	78		5.5755	05-Aug-14	08-Aug-14
Buy	440		5.5756	05-Aug-14	08-Aug-14
Buy	204		5.5756	05-Aug-14	08-Aug-14
Buy	9803		5.5856	05-Aug-14	08-Aug-14
Buy	9803		5.5856	05-Aug-14	08-Aug-14
Buy	25490		5.5856	05-Aug-14	08-Aug-14
Buy	54904		5.5856	05-Aug-14	08-Aug-14
Buy	19172		5.5856	05-Aug-14	08-Aug-14